Exhibit 99.2

Lorus Therapeutics Inc.
Consolidated Balance Sheets - Unaudited

(amounts in 000's)	As at	As at
(Canadian dollars)	August 31, 2009	May 31, 2009
ASSETS
Current
Cash and cash equivalents	$866	$5,374
Short-term investments (note 7)	491	490
Prepaid expenses and other assets	956	826
	2,313	6,690
Fixed assets	209	231
Goodwill	606	606
	815	837
	$3,128	$7,527
LIABILITIES
Current
Accounts payable	$360	$299
Accrued liabilities	1,239	1,131
Secured convertible debentures (note 8)	-	14,448
	1,599	15,878
SHAREHOLDERS' DEFICIENCY
Share capital (note 5)
Common shares	162,255	162,240
Equity portion of secured convertible debentures (note 5(e))	-	3,814
Stock options (note 6)	3,950	3,845
Contributed surplus (note 5(e))	14,558	10,744
Warrants	417	417
Deficit accumulated during development stage	(179,651)	(189,411)
	1,529	(8,351)
	$3,128	$7,527

See accompanying notes to the interim consolidated financial statements (unaudited)
Basis of Presentation Note 1

Lorus Therapeutics Inc.
Consolidated Statements of (Earnings) Loss and Deficit - Unaudited

			Period
	Three	Three	from inception
(amounts in 000's except for per common share data)	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Aug. 31, 2009	Aug. 31, 2008	Aug. 31, 2009
REVENUE (note 9)	$49	$3	$1,089

EXPENSES
Research and development	540	1,225	124,537
General and administrative	533	794	58,408
Stock-based compensation	105	91	8,523
Depreciation and amortization of fixed assets	21	43	9,752
Cost of sales	-	-	105
Operating expenses	1,199	2,153	201,325
Interest expense on convertible debentures	27	217	3,995
Accretion in carrying value of convertible debentures	80	377	4,983
Amortization of deferred financing charges	-	-	412
Interest income	(11)	(82)	(12,247)
Loss from operations for the period	(1,246)	(2,662)	(197,379)
Gain on repurchase of convertible debentures and transfer of assets (note 8)	11,006	-	11,006
Gain on sale of shares (note 1)	-	450	6,749
Net earnings (loss) and other comprehensive income for the period	9,760	(2,212)	(179,624)
Deficit, beginning of period	(189,411)	(180,551)	-
Change in accounting policy	-	-	(27)
Deficit, end of period	$(179,651)	$(182,763)	$(179,651)
Basic earnings (loss) per common share	$0.04	$(0.01)
Diluted earnings (loss) per common share	$0.04	n/a

Weighted average number of common shares outstanding used in the calculation of: (note 5)
Basic earnings (loss) per common share	257,010	228,407
Diluted earnings (loss) per common share	261,797	n/a

See accompanying notes to the interim consolidated financial statements (unaudited)

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows - Unaudited

			Period
	Three	Three	from inception
(amounts in 000's)	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Aug. 31, 2009	Aug. 31, 2008	Aug. 31, 2009
Cash flows from operating activities:
Net earnings (loss) for the period	$9,760	$(2,212)	$(179,624)
Less: Gain on repurchase of convertible debentures and transfer of assets (note 8)	(11,006)	-	(11,006)
Gain on sale of shares (note 1)	-	(450)	(6,749)
Items not involving cash:
Stock-based compensation	105	91	8,523
Interest on convertible debentures	15	217	3,983
Accretion in carrying value of convertible debentures	80	377	4,983
Amortization of deferred financing charges	-	-	412
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	21	43	22,313
Other	(1)	(7)	444
Change in non-cash operating working capital	39	(9)	(415)
Cash used in operating activities	(987)	(1,950)	(157,136)
Cash flows from financing activities:
Issuance of convertible debentures, net of issuance costs	-	-	12,948
Payment on settlement of convertible debentures, including transaction costs (note 8)	(3,521)	-	(3,521)
Issuance of warrants	-	417	37,153
Proceeds on sale of shares, net of arrangement costs (note 1)	-	600	6,899
Issuance of common shares and warrants, net of issuance costs	-	2,790	112,232
Cash (used in) provided by financing activities	(3,521)	3,807	165,711
Cash flows from investing activities:
Maturity (purchase) of marketable securities and other investments, net	-	2,696	(500)
Business acquisition, net of cash received	-	-	(539)
Acquired patents and licenses	-	-	(715)
Additions to fixed assets	-	(3)	(6,303)
Proceeds on sale of fixed assets	-	-	348
Cash (used in) provided by investing activities	-	2,693	(7,709)
(Decrease) increase in cash and cash equivalents during the period	(4,508)	4,550	866
Cash and cash equivalents, beginning of period	5,374	2,652	-
Cash and cash equivalents, end of period	$866	$7,202	$866
Supplemental cash flow information
Interest paid in cash	$12	$-
See accompanying notes to the interim consolidated financial statements (unaudited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31 2009

1.	Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc., (the “Company” or “Lorus”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2009.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2009.  These financial statements are prepared based on the assumption that Lorus will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business which may not be appropriate given the discussion in section (a) “Going concern,” below.

The information presented as at August 31, 2009 and August 31, 2008 reflect, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

a) Going concern

The Company has not earned substantial revenue from its drug candidates and is, therefore, considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing, debt and payments from strategic partners.  The Company has no current sources of payments from strategic partners.

Management has forecasted that the Company's current level of cash, cash equivalents and short-term investments is not sufficient to execute its current planned expenditures for the next twelve months without further investment.  On October 6, 2009, the Company secured a six-month, $1 million, loan from a member of its Board of Directors (See “Subsequent events”) and is currently in discussion with several parties with a view to obtaining additional funding.  Management believes that with the additional funds received in October 2009 it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption.  However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company.  The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company has implemented a series of strategies to reduce research, development and overhead expenditures and is considering alternatives to delay its research program, amongst other cost savings measures, until sufficient financing is available.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

b) Reorganization

On July 10, 2007 (the “Arrangement Date”), the Company (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in these financial statements reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  Following completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

Under the Arrangement, the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31 2009

In connection with the Arrangement, the Company received cash consideration of approximately $8.5 million, before transaction costs. This amount includes $600 thousand related to the indemnification, above, which was received in July 2008.   The Company has recorded a liability of $150 thousand, which it believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in Accrued Liabilities as at August 31, 2009.

2.	Changes in accounting policy

During the three month period ended August 31, 2009, the Company adopted the following accounting policies:

(a) Goodwill and Intangible Assets

Effective June 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets ("Section 3062"), and Section 3450, Research and Development Costs which established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this new section has had no impact on the Company’s interim consolidated financial statements.

(b) Financial Instruments

Effective June 1, 2009, the Company adopted the amendments under Section 3862, Financial Instruments - Disclosures  ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  These disclosures are applicable effective the Company’s annual financial statements for the year ended May 31, 2010; therefore, the disclosures required by this new section have had no impact on the Company’s current interim consolidated financial statements.

3.	Capital risk management

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. As discussed in “Subsequent events” (note 10), in October 2009 the Board of Directors approved a short-term loan in the amount of $1 million to provide working capital while the Company seeks additional capital.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2009, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations (note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31 2009

4.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
(amounts in 000's)	August 31, 2009	May 31, 2009

Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates, held for trading, measured at fair value	$866	$5,374
Short-term investments, held-for-trading, recorded at fair value	491	490

Financial liabilities
Accounts payable, measured at amortized cost	360	299

Accrued liabilities, measured at amortized cost	1,239	1,131

Secured convertible debentures, measured at amortized cost		14,448

 (b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1 for further discussion on the Company’s ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At August 31, 2009 U.S. dollar denominated accounts payable and accrued liabilities amounted to $51 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in net loss and comprehensive loss of $5 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31 2009

5.	Share capital

(a) Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number		Amount

Balance at May 31, 2008	217,649	$158,743		$	
Interest payments (b)	2,038	217			
Issuance of units (c)	28,539	2,790	14,269		417
Balance at August 31, 2008	248226	161,750	14,269		417
Interest payments (b)	2,989	201			
Balance at November 30, 2008	251,215	161,951	14,269		417
Interest payments (b)	3,406	160	
Balance at February 28, 2009	254,621	162,111	14,269		417
Interest payments (b)	2,187	129
Balance at May 31, 2009	256,808	162,240	14,269		417
Interest payments (b)	202	15
Balance at August 31, 2009	257,010	$162,255	14,269		417

(b) Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% up to June 19, 2009.  Effective that date, the Company repurchased the convertible debentures, see note 8.  Common shares issued in payment of interest were issued at an amount equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c) Equity issuances

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.  Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering the Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million.  The total costs associated with the transaction were approximately $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the Units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option-pricing model.  Based on relative fair values, $2.8 million of the net proceeds was allocated to the common shares and $417 thousand to the common share purchase warrants.

During the three months ended August 31, 2009, nil stock options were exercised (August 31, 2008 - nil)

(d) Earnings/Loss per share

For the three months ended August 31, 2009, the determination of diluted earnings per share includes in the calculation all common shares potentially issuable upon the exercise of stock options and share purchase warrants, using the “treasury stock method.”

Diluted earnings per share, using the treasury stock method, assumes outstanding stock options and share purchase warrants are exercised at the beginning of the period, and the Company’s common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options and share purchase warrants.  Stock options and share purchase warrants with a strike price above the average market price for the period were excluded from the calculation of fully diluted earnings per share as to include them would have increased the earnings per share.

For the three months ended August 31, 2008 the Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, share purchase warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31 2009

(e) Continuity of contributed surplus

	Three months ended	Three months ended
	August 31, 2009	August 31, 2008

Balance, Beginning of year	$10,744	$9,181
Equity portion of secured convertible debentures (note 8)	3,814	
Forfeiture of stock options		
Balance, end of period	$14,558	$9,181

As a result of repurchasing the convertible debentures, the Company reallocated the equity portion of the debentures to contributed surplus - see note 8.

6.	Stock options

(a) Stock options outstanding

	Three months ended		Three months ended
	August 31, 2009		August 31, 2008
	Options (in 000’s)	Weighted average exercise price	Options (in 000’s)	Weighted average exercise price

Outstanding, Beginning of year	16,873	$0.29	16,438	$0.45
Granted	3,872	0.07	4,224	0.12
Exercised				
Forfeited			(319)	0.22
Outstanding, end of period	20,655	$0.25	20,343	$0.39

For the three month ended August 31, 2009 stock compensation expense of $105 thousand (2008 - $91 thousand) was recognized representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

(b) Fair value assumptions

The Company granted approximately 3,872,000 stock options during the three-month period ended August 31, 2009.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Three months ended	Three months ended
	August 31, 2009	August 31, 2008
Risk free interest rate	0.3%	3.5%
Expected dividend yield	0%	0%
Expected volatility	178%	76%
Expected life of options	5 years	5 years
Weighted average fair value of options granted in the period	$0.067	$0.14

  (c) Continuity of stock options

	Three months ended	Three months ended
(amounts in 000's)	August 31, 2009	August 31, 2008

Balance at beginning of the year	$3,845	$4,961
Stock option expense	105	91
Balance, end of period	$3,950	$5,052

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31 2009

7.	Short term investments, marketable securities and other investments

As at August 31, 2009
(amounts in 000's)	Less than one year maturities		Greater than one year maturities	Total	Yield to Maturity

Corporate instruments (including guaranteed investment certificates)	$491	$		$491	

As at May 31, 2009
(amounts in 000's)	Less than one year maturities	Greater than one year maturities	Total	Yield to Maturity

Corporate instruments (including guaranteed investment certificates)	$248	$242	$490	

At August 31, 2009, investments with maturities of less than one year are classified as held-to-maturity investments are carried at amortized cost.  These investments have maturities varying from one to three months.  Certain corporate instruments totaling $491 thousand at August 31, 2009 (May 31, 2009 - $490 thousand) have been designated as “held-for-trading”, and have been classified as short-term investments on the balance sheet.  These investments are carried at fair value.  The net increase in fair value of these investments for the three months ended August 31, 2009 amounted to $1 thousand and has been included in the statement of loss and deficit.

At August 31, 2009 and May 31, 2009, the carrying values of held-to-maturity investments approximated their quoted market values.

8.	Convertible debentures

The terms of the secured convertible debentures are described in note 13 to the Company's annual financial statements for the period ended May 31, 2009.  The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”) certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which holds an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus will be entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

For receipt of this Consideration, TEMIC has released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures, $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures does not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  Capital loss and non-capital loss carryforwards, and the associated valuation allowance have been reduced accordingly.

9.	Revenue

For the three months ended August 31, 2009 the Company recognized $47 thousand (US$41 thousand) in revenue related to milestone payments received from ZOR and recorded as deferred revenue in prior periods.  This revenue is recognized over the remaining period of a service contract that was not assigned to TEMIC as part of the repurchase of the secured convertible debenture.  Under the agreement, the Company has agreed to provide consulting services to ZOR.   There remains $57 thousand (US$54 thousand) in deferred revenue that has been recorded in Accrued Liabilities on the balance sheet as at August 31, 2009.  Management anticipates that this revenue will be recognizable during the next fiscal quarter as services are provided or upon expiry of the service agreement term in October 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three months ended August 31 2009

10.	Subsequent event

In October 2009, the Company entered into a loan agreement with a member of its Board of Directors to borrow $1 million.  The loan amount, which was received on October 6, 2009, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest are due in six months.  The funds will be used for general working capital purposes.